

June 12, 2009

Mr. Jonathan H. Chou
Chief Financial Officer
American Dairy, Inc.
2275 Huntington Drive #278
San Marino, CA 91108

> **Re: American Dairy, Inc.**
> **Registration Statement on Form S-1, As Amended**
> **Filed May 28, 2009**
> **Response Letter Dated May 28, 2009**
> **File No. 333-158777**

Dear Mr. Chou:

    We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>General</u>

1.   The staff acknowledges your intention to amend your Form 10-K for the fiscal year ended December 31, 2008 and your Form 10-Q for the fiscal quarter ended March 31, 2009 to include conforming changes made to your current Form S-1, upon completion of our review. Therefore, we have addressed our further comments below under cover of your current Form S-1.

Form S-1/A-1 Filed May 28, 2009

New Accounting Pronouncements, page 24

2.   We note from your response to prior comment number four that "no accounting standards adopted in 2009 will require retrospective application to the Company's financial statements for prior fiscal years." However, the staff notes you adopted FAS 160 and FSP APB 14-1, which require retrospective application. The staff believes that once a company has adopted any guidance requiring retrospective application, Item 11(a) of Form S-1 requires a registrant to recast its prior period annual financial statements that are included or incorporated by reference into a registration statement to reflect the retrospective application. Please note that, consistent with other reporting issues, registrants can consider materiality in this assessment. Based on this information, please reconsider our prior comment number four, as follows:

Please explain to us whether or not the adoption of accounting standards in 2009 requires retrospective application to prior fiscal years. If this is the case, please file the financial statements reported in your Form 10-K for the fiscal year ended December 31, 2008 with the retrospective application of the accounting standards adopted in 2009 that require retrospective application on Form 8-K under Item 8.01. This Form 8-K should then be incorporated into your registration statement(s).

3.   We note from your response to prior comment number 11 that your adoption of FSP APB 14-1 "did not have a significant impact" on your financial statements. Based on your response, please explain to us the nature of the impact to your financial statements upon adoption of this guidance.

Ausnutria Transaction, page 22

4.   We note the additional disclosure you included in response to our prior comment number seven that "To resolve the incomplete transactions regarding Ausnutria, on December 16, 2008, we signed a letter of intent to sell all of the business activities and operations of Moveup. Accordingly, the prior transactions to acquire Ausnutria were effectively cancelled and Moveup is reflected in our consolidated financial statements as discontinuing operations." Please expand your disclosure further to clarify why the sale of all of the business activities and operations of Moveup was necessary to "resolve the incomplete transactions regarding Ausnutria." In this regard, the staff notes the additional information provided in your response to prior comment number eight.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 or Jill Davis, Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
J. Davis
J. O'Brien
M. Karney
M. Adler (206) 839-4801